Exhibit 99.3

Borr Drilling Fleet Status Report - 13 August 2025

New Contracts / Extensions / Amendments

Arabia II
• Contract: September 2025 to January 2027, Bunduq (United Arab Emirates)
Skald
• Contract (from LOA): October 2025 to April 2026, Medco Energi (Thailand)
Thor
• Contract: October 2025 to June 2026, HLHV JOC (Vietnam)
Gunnlod
• Contract: October 2025 to January 2026, HLHV JOC (Vietnam)
Ran
• Contract extension: October 2025 to January 2026, Eni (Mexico)
Natt
• Contract (from LOA): November 2026 to September 2027, Undisclosed (West Africa)

Letters of Award / Letters of Intent / Negotiations

Odin
• LOI: September 2025 to November 2025, Undisclosed (Mexico)

Other Developments

Gerd
• Concluded operations with Eni in Congo and commenced operations with Lime Petroleum in Benin in early July 2025
Thor
• Concluded operations with Vietsovpetro in Vietnam and commenced operations with an undisclosed customer in Vietnam in early August 2025
Prospector 1
• Concluded operations with One-Dyas in Netherlands in early August 2025
Natt
• Contract previously awarded to the Norve, with an undisclosed customer in West Africa, is assigned to the Natt. Estimated commencement November 2026

Borr Drilling Fleet Status Report - 13 August 2025

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	April - 2025	April - 2029	Brazil	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Bunduq	September - 2025	January - 2027	United Arab Emirates	Committed with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	April - 2026	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Lime Petroleum	July - 2025	October - 2025	Benin	Operating
				Foxtrot International	December - 2025	November - 2026	Ivory Coast	Committed with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2026	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	May - 2026	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2026	Qatar	Operating
Gunnlod	PPL Pacific Class 400	400ft	2018	ExxonMobil	November - 2024	September - 2025	Malaysia	Operating
				HLHV JOC	October - 2025	January - 2026	Vietnam	Committed with option to extend
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	March - 2026	Mexico	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	August - 2024	September - 2025	Congo	Operating
				Undisclosed	November - 2026	September - 2027	West Africa	Committed with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	Marathon Oil	April - 2025	October - 2025	Equatorial Guinea	Operating
				Vaalco Energy	November - 2025	September - 2026	Gabon	Committed with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Undisclosed	September - 2025	November - 2025	Mexico	LOI
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	April - 2024	May - 2026	Congo	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	ENI	May - 2025	January - 2026	Mexico	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	July - 2024	September - 2025	Thailand	Operating
				Medco Energi	October - 2025	April - 2026	Thailand	Commited with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Undisclosed	August - 2025	September - 2025	Southeast Asia	Operating
				HLHV JOC	October - 2025	June - 2026	Vietnam	Committed with option to extend
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	March - 2025	July - 2026	Libya	Operating with option to extend

Available Rigs

Prospector 1 [1]	F&G, JU2000E	400 ft	2013		August - 2025		Netherlands	Warm Stacked
Var	KFELS Super B Bigfoot Class	400 ft	2024		December - 2024		Singapore	Warm Stacked

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

		Operating / Committed	Available	Cold Stacked

Total Fleet	24	22	2	0

Borr Drilling Fleet Status Report - 13 August 2025 Rig Name Location 2025 2026 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Premium Jack-Ups Southeast Asia Thor Southeast Asia/Vietnam Vietsovpetro Undisclosed HLHV JOC Option Gunnlod Malaysia/Vietnam ExxonMobil HLHV JOC Option Idun Thailand PTTEP Mist Thailand Valeura Energy Option Saga Brunei Brunei Shell Petroleum Skald Thailand PTTEP Medco Energi Option Var Singapore Middle East Arabia II United Arab Emirates Prep/Mob Bunduq Arabia III 1 Saudi Arabia Saudi Aramco Groa Qatar QatarEnergy Europe and Africa Prospector 1 1 Netherlands Undisclosed ONE-Dyas Natt Congo/West Africa ENI Undisclosed Norve Equatorial Guinea/Gabon BWE Marathon Oil Vaalco Energy Option Prospector 5 1 Congo ENI Gerd Benin/Ivory Coast ENI Lime Petroleum Foxtrot International Vali Libya Prep/Mob Mellitah Oil and Gas Option Mexico Ran 1 Mexico ENI Option Galar Mexico PEMEX 2 Gersemi Mexico PEMEX 2 Grid Mexico PEMEX 2 Njord Mexico PEMEX 2 Odin Mexico PEMEX 2 Undisclosed Hild Mexico Fieldwood Energy Option South America Arabia I Brazil Prep/Mob Petrobras3 1 - HD/HE Capability 2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX 3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

Borr Drilling Fleet Status Report - 13 August 2025

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.